Form 51-102F1

TLC VENTURES CORP.

Management Discussion and Analysis

April 23, 2007

Management Discussion and Analysis should be read in conjunction with the audited consolidated financial statements for the twelve months ended December 31, 2006.

Significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2006. These accounting policies have been applied consistently for the twelve months ended December 31, 2006.

Company Overview

TLC Ventures Corp. (“TLC” or the “Company”) is a mineral exploration and mine development company focused on the discovery, acquisition and development of global precious and base metal assets. TLC Ventures Corp. is a public company with a listing on the TSX Venture Exchange (TLV.TSX-V).

The Company’s vision is to build a multi-asset, mid-tier metal producer that trades on a senior stock exchange within five years.

To implement this strategy the Company’s management will use its experience in finding, inancing,f developing and selling mineral assets and its collective network of contacts to generate acquisition opportunities. Management will consider the following factors in reviewing acquisition opportunities,

Size of deposit, mine life and reserves (quality and quantity) and anticipated ability to replace or expand those reserves – A large mine with a long reserve life is the optimal target to maximize market capitalization.

Operating costs and gross margins - A large low cost mine with a superior gross margin will command a premium in the market.

Capital costs – The capital to build a mine must be recouped early in the life of the mine to leave enough additional return for shareholders.

The Company’s Board will monitor performance against this strategy on an ongoing basis on the following criteria:

Has the Company acquired a project that meets the above factors?

Has the Company been able to create and sustain significant shareholder value through the implementation of our Corporate Strategy?

Have market conditions changed for acquisitions?

Does the Company have to change its strategy to meet current market conditions?

TLC Ventures has the management and financial resources to implement and carry out its strategy.

2006 Highlights

Further to a special resolution passed by the shareholders at the Company’s annual general meeting held on May 30, 2006, the Company’s shares have been subdivided on the basis of two new common shares for each old common share. Trading commenced on a post split basis on June 15, 2006. For comparison purposes all share information contained in this MD&A has been presented on a post split basis.

In July, the Company closed a non-brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. until January 12, 2008 at a price of $1.00 per share.

Point Leamington Zinc-Gold-Copper-Silver Deposit, Newfoundland

TLC acquired by staking five new mineral licenses totaling 261 square kms along strike and in the same geological belt that hosts the Company’s 100% owned Point Leamington Zn-A u-Cu-Ag massive sulphide deposit in Newfoundland. The additional claim acquisition follows an extensive review and reinterpretation of the geology in the region and an analysis of the Company’s 2004 drilling campaign. During the fourth quarter TLC began an approximate 2,200 line-km Airborne Electromagnetic (“AEM”) survey over the newly acquired mineral licenses. No modern AEM survey data is available for the volcanic and associated sedimentary belts to the north and south-east of the Point Leamington deposit. The purpose of the AEM survey is to locate additional zinc and gold-rich massive sulphide targets in the district.

Cybele Resources Inc.

Through the Company’s subsidiary, Cybele Resources Inc. (“Cybele Resources”), TLC Ventures has initiated a field program for locating major gold deposits based on new concepts developed by Dr. Richard Henley, Chairman of TLC Ventures. To date, Cybele has acquired one Exploration License (“EL”) and two Prospecting Licenses in Vanuatu totaling 1,053 square kilometers and three Prospecting Licenses in the Solomon Islands totaling 502 square kilometers. The company also conducted a review of prospects in New South Wales (“NSW”) and proceeded to secure a farm-in agreement on the Cargo copper-gold prospect in NSW.

During the period, the Company purchased an additional 1.22% of Cybele Resources for consideration of US$ 1,100,000 bringing the Company’s ownership to 96.30% . In addition, the Company was granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Vanuatu

Phase 1 fieldwork, comprising geological mapping and rock sampling, commenced at the Gaua EL in July and at Vanua Lava PL in August 2006. This work comprised geological mapping and rock sampling, with an emphasis on locating hydrothermally altered rocks likely to host epithermal gold and/or porphyry copper-gold mineralisation. Gaua was acquired as an EL as part of Cybele’s initial tactic of acquiring a baseline of titles but was not a prime Cybele target. No altered rocks were found at Gaua, and the licence will not be renewed. The related costs of $43,646 have been written off during the year. Low-level assay data from altered rocks at Vanua Lava indicates the potential for a mineralised epithermal system, and requires follow-up sampling work to further outline the extent of any mineralisation. Phase 1 fieldwork commenced at the Erromango PL in November 2006. This work included stream sediment sampling and geological mapping, and identified an active geothermal system within the PL. A review of areas outside of the Erromango licence boundary highlighted anomalous catchments that require investigation under a land extension for the PL.

Solomon Islands

Phase 1 fieldwork commenced in September 2006. Rendova was found to be unprospective, and will be relinquished in 2007. The related costs of $31,292 have been written off during the year. Geological mapping and rock samples taken from the Savo PL are encouraging, however due to the small size of the island and the dense population; it is considered that any mine development would be problematic. Land access delays arose at the Niva PL when it was discovered that some key land owners had not been involved in initial access negotiations led by local officials. This situation will be rectified before Phase 1 work can re-commence, which has identified a large breccia body from mapping.

Cargo, New South Wales, Australia

Work at the Cargo project is centered on locating either an open-pittable or underground porphyry copper-gold deposit. Following a data review and field investigation in late 2006, two drill programmes are planned for 2007 to test for porphyry copper gold mineralization similar to the blind Ridgeway-style porphyry copper-gold only a few kilometers to the east of Cargo. The initial drilling programme, planned for March 2007, comprises 6 reverse circulation drillholes totaling 1,650 metres. This programme targets the most intensely altered rocks at surface located southeast and along strike of all the principal holes drilled to date and is intended to track geochemical signatures downward from surface in order to refine the second stage deep drilling programme.

The second drill programme is centered on two deeper zones of high relative magnetic susceptibility that coincide with the most intensely altered rocks at surface which are to be tested by the first programme. The magnetic highs located beneath these zones of intense alteration and gold-copper mineralization will be tested by two deep diamond drill holes totaling up to 1,600 metres. Prior to drilling these holes, planned for May 2007, re-interpretation of existing geological and geophysical data is required to accurately plan the drill hole locations. Results from the near surface RC drilling programme will also be used to help target these deeper holes. The drilling of the two deep, Phase II diamond drill holes is contingent on he completion of the technical data compiliation and the results of the RC drilling program.

Cybele is currently completing a thorough compilation of all technical data on the Cargo property including the investigation of additional zones of gold and copper mineralization.

Subsequent Events

On March 7, 2007, the Company appointed Mr. Robert Brown, B.Sc., MBA, as President and Chief Executive Officer and Mr. David Heberlein, M.Sc., P.Geo. as Vice President Exploration. Mr. Brown was also be appointed to the TLC Ventures Board of Directors.

Mr. Brown has been involved in mineral exploration and the North American and European capital markets for the past 14 years. He holds his B.Sc., (Hons. Geology) from the University of Alberta and an MBA from the Rotman School of Business at the Univeristy of Toronto. From 1994 to 1998, Mr. Brown was a Mining Analyst at Yorkton Securities Inc., where he was responsible for reviewing gold, base metal, diamond and coal exploration and development projects. In 2000, Mr. Brown joined Barrick Gold Corp. where he held a number of management positions with Barrick including Manager, Exploration and Development Valuations and Financial Analyst, Exploration. Prior to leaving Barrick, he held the senior position of Manager, Exploration Business Development and Canadian Exploration where he was responsible for managing Barrick’s Canadian and Alaskan advanced project evaluations, corporate acquisitions and exploration programs.

Mr. Heberlein has been involved in the mineral exploration and mine development industry for the past 28 years. He holds his B.Sc. (Hons. Geology) from the University of Southampton, England, and his M.Sc., (Geology) from the University of British Columbia. Mr. Heberlein has world-wide experience in exploring for both precious and base metal deposits and has worked extensively in both North and South America. Prior to joining Barrick Gold Corp. in 1994, Mr. Heberlein worked as a senior project geologist with mine development companies including Metall Mining Corporation, Minnova Inc. and Esso Minerals Canada Limited. Mr. Heberlein held a number of senior management positions with Barrick including General Manager, Argentina & Chile Exploration with his most recent posting prior to leaving the company being

Chief Geochemist, Exploration where he was responsible for supervising Barrick’s global geochemical exploration programs. Mr. Heberlein is a registered member of the Association of Professional Engineers and Geoscientists of British Columbia (“APEGBC”).

Dr. Richard Henley, Chairman of TLC Ventures stated: “We are very pleased to welcome Robert Brown and David Heberlein to the TLC Ventures senior management team as President and CEO and Vice President Exploration respectively. Robert and David have worked together for many years, and have a very successful track record of mineral project acquisition, development and exploration. The Board of Directors of TLC Ventures believes that Robert and David’s appointments will greatly enhance our global project acquisition and mine development programs.”

TLC Ventures has granted a total of 2,500,000, incentive share options to new senior officers of the Company at an exercise price of $0.44 per share.

Outstanding Share Data

Set out below are outstanding share data of the Company as at April 23, 2007. For additional detail, see Note 7 to the financial statement for the twelve months ended December 31, 2006.

At April 23, 2007	Number Outstanding
Common shares	49,312,916
Options to Purchase Common Shares	6,590,000
Warrants to Purchase Common Shares	4,350,000

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company’s audited financial statements and related costs for the years ended December 31, 2006, December 31, 2005 and December 31, 2004

		December 31,		December 31,		December 31,
		2006		2005		2004
Total revenues	$	Nil	$	Nil	$	Nil
Loss before extraordinary items		$1,635,838		$1,853,557		$1,701,098
Per share basic and fully diluted		$0.04		$0.05		$0.05
Loss for the period		$1,635,838		$1,853,557		$1,701,098
Per share basic and fully diluted		$0.04		$0.05		$0.05
Total assets		$10,441,239		$6,167,754		$7,180,909
Total long-term financial liabilities	$	Nil	$	Nil	$	Nil
Cash dividends declared	$	Nil	$	Nil	$	Nil

During 2006, the Company completed a non-brokered private placement financing. The Company increased mineral property assets during the year. These two items account a major portion of the increase in total assets during 2006.

During 2004, the Company completed three private placements and the acquisition of Point Leamington. This accounted for the significant increase of assets. At December 31, 2004 the Company had cash and cash equivalents of $6,192,278 and mineral property costs of $761,221. At December 31, 2005 the Company had cash and cash equivalents of $5,045,242 and mineral property costs of $974,587.

Discussion of Operations and Financial Condition for the year ended December 31, 2006

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the Company’s annual audited financial statements and related notes.

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004
REVENUE	$-	$-	$
EXPENSES
Amortization	30,702	18,186	10,605
Audit and accounting	64,161	77,971	32,605
Bank Charges	1,664	1,446	660
Consulting Fees	135,247	103,108	63,000
Foreign exchange	(27,527)	2,123	441
Insurance	53,470	43,645	19,015
Legal fees	53,370	80,779	110,827
Marketing	537	24,540	46,569
Office, Postage and Printing	40,283	35,915	43,145
Rent	65,932	47,603	34,375
Research and development	3,579	68,413	-
Salaries and Wages	190,127	344,035	274,624
Salaries and Wages – Stock Compensation	630,890	675,317	824,517
Shareholder Relations	4,594	11,166	7,563
Telephone and Utilities	17,686	12,862	10,632
Trade Shows	5,514	12,663	14,467
Transfer Agent, Regulatory Fees	53,204	23,234	23,644
Travel	83,914	75,304	157,989
TOTAL EXPENSES	(1,407,347)	(1,658,310)	(1,674,678)
Property investigation	(324,959)	(290,693)	(102,098)
Write off – mineral properties	(74,938)	-	-
Interest Income	198,824	115,068	75,678
Non-controlling interest	(27,418)	(19,622)	-
LOSS FOR THE PERIOD	(1,635,838)	(1,853,557)	(1,701,098)

Components of our operating expenses are disclosed below.

Amortization

These expenses are attributable to amortization on our computer equipment and software, furniture and office equipment and leasehold improvements. The increase of amortization relates mainly to the amortization of computer equipment and software, furniture and office equipment in the set up of Cybele Resources. The Company also moved offices and sub-let its previous offices and as a result had a write off of leasehold improvements attributable to the previous office.

Audit and Accounting

The Company is now a reporting issuer under the United States Securities Exchange Act of 1934 and is required to prepare annual financial statements with U.S. GAAP reconciliation on an ongoing basis. The Company’s financial statements now comply with both U.S. GAAP and GAAS. Audit and accounting fees are lower for 2006 as fees in 2005 included costs associated with the Company initially applying to become a reporting issuer.

Consulting Fees

The Company pays consulting fees to Endeavor Financial Corp. for services including, but not limited to, assistance in project evaluation and acquisition, as well as capital markets advice. Fees were increased part way during 2005 and this accounts for the increase both in 2005 and 2006. In addition the Company began to use a consultant for marketing beginning in September 2006.

Insurance

Insurance costs include general office, equipment and director and officer liability insurance. These costs have increased as the Company has expanded operations internationally. Costs have also increased as the Company increased its insurance coverage.

Legal Fees

Legal fees are primarily attributable to our status as a publicly traded company in Canada. Legal fees are lower in 2006 compared to 2005 and 2004. Costs in 2004 and 2005 included costs incurred as the Company became more active and 2005 included costs associated with the Company initially applying to become a U.S. reporting issuer.

Marketing

Marketing expenses include the production of marketing materials for presentations and the preparation of investor relations materials. Fees in 2006 are lower as the Company is no longer using the services of an investor relations firm.

Office, Postage and Printing

These costs generally include office, postage and printing costs associated with our leased premises. These costs have increased with the Company’s recent expansion internationally.

Rent

Rent includes rent payable in connection with our head office in Vancouver, British Columbia and for offices in Australia.

Research and Development

The Company has allocated funds towards research and development of new and innovative exploration methods. The establishment of Cybele Resources Inc. resulted from this research and development activity and the company is now actively engaged in exploration activities as reported above.

Salaries and Wages

Salaries and wages include salaries, wages and benefits payable to the President and CEO plus one employee and fees paid to the Chairman. These costs are lower for 2006 due to the function of CEO being performed by the CFO.

Salaries and Wages – Stock Compensation

Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method. Relevant vesting schedules and the assumptions used for the fair value calculation can be seen in the financial statements. Overall stock-based compensation costs increased in 2006 as the Company granted options in the parent company as well as options in its wholly-owned subsidiary to officers. A portion of these costs have been capitalized to resource properties.

Shareholder Relations

Shareholder relation expenses include costs to communicate with shareholders including annual general meeting material and news release dissemination and regulatory filings.

Telephone and Utilities

Telephone expenses include both those in office premises and for cellular phones and portable communications devices used by Company personnel. Costs have increased with the addition of new employees offshore.

Trade Shows

Trade show expenses are for trade shows attended by the Company for the purpose of increasing our public profile.

Transfer Agent, Regulatory Fees

Transfer agent and regulatory fees include fees payable to the transfer agent and fees payable to securities regulatory authorities as a required by a public company in Canada. The Company split its share capital on a two for one basis in June and this partially accounts for the increase in regulatory fees during 2006.

Travel

Travel expenses include both business travel and travel related to our pursuit of financing opportunities.

Property Investigation

These expenses include travel to review projects, the hiring of consultants to review property data and the review of legal documentation and regulatory requirements.

Write off – mineral properties

The licence for Gaua in Vanuata will not be renewed and the licence for Rendova in the Solomons will be relinquished in 2007. The associated costs for these properties has been written off.

Interest Income

Interest income is attributable to interest earned on our liquid investments, including cash and cash equivalents. These funds are presently held in cash and cash equivalent investments pending expenditure on operations. The increase in interest income is due to the recent financing completed by the Company.

Net Loss

The Company will continue to incur losses until such time as an acquisition results in positive earnings.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that materials information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. The most significant accounting estimates for the Company relate to the carrying value of its mineral property assets and accounting for stock-based compensation. The Company’s accounting policies are set out in full in Note 2 of the annual financial statements.

Mineral Property Costs

One of the most critical areas where estimates are used is in the area of the valuation of carrying value of mineral property costs. Under Canadian GAAP, the Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred. The estimated values of all properties are assessed by management on a continual basis and reported to the Board. This assessment may be estimated by quantifiable evidence of a geological resource or reserve or the Company’s assessment of its ability to sell the property for an amount greater or less than the carrying value. If the carrying values exceed estimated recoverable values, then the costs are written down to the estimated recoverable values. Management’s estimates of mineral prices, recoverable resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The Company presently has no proven or probable reserves. Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Stock-Based Compensation

Another significant estimate relates to accounting for stock-based compensation. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Related Party Transactions

The Company’s executive officers provide services to the Company including the President and CEO, Chief Financial Officer, Secretary and the Chairman. The Company paid $122,389 for management salaries and fees to directors and officers and related entities for the year ended December 31, 2006. All related party transactions were recorded at the amounts agreed upon between the parties.

As at December 31, 2006, amounts due to related parties consist of $38,300 owing to directors and officers and a law firm where an officer of the Company is employed.

Quarterly Information

The following financial information is for each of the eight most recently completed quarters of the Company. This is derived from unaudited interim financial statements prepared by management.

Summary financial information for the eight most recently completed quarters

	Total	Loss for the	Loss per	Loss per share fully
	revenues	period	share basic	diluted
December 31, 2006	Nil	$236,890	$0.01	$0.01
September 30, 2006	Nil	$396,967	$0.01	$0.01
June 30, 2006	Nil	$719,661	$0.02	$0.02
March 31, 2006	Nil	$282,320	$0.01	$0.01
December 31, 2005	Nil	$413,939	$0.01	$0.01
September 30, 2005	Nil	$527,082	$0.01	$0.01
June 30, 2005	Nil	$457,564	$0.01	$0.01
March 31, 2005	Nil	$454,972	$0.01	$0.01

The Company’s losses have increased significantly due to legal costs, salaries, setting up of offices and property investigation. The Company will continue to incur losses until such time as an acquisition results in positive earnings.

Liquidity and Capital Resources

Working Capital

The Company had a working capital balance of $7,682,959 at December 31, 2006, compared with $5,079,861 at December 31, 2005.

In response to increased precious and base metal prices the Company completed a review of the Point Leamington Property during 2006 and began an AEM survey at Point Leamington. The balance of this survey will be completed during he first quarter of 2007. In addition, we anticipate that we will spend approximately $1.4 million during 2007 in general and administrative expenses pursuing our plan of operations. We will set additional costs for project evaluation as opportunities arise. We anticipate that we will be able to finance both our anticipated capital and operating expenses including work programs initiated by Cybele over the next twelve months using our current working capital.

Cash and Cash Equivalents

The Company had cash of $7,685,884 at December 31, 2006 compared to $5,045,242 at December 31, 2005. The liquid portion of the working capital consists of cash and cash equivalents held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. Management of these securities is conducted in-house and is based on investment guidelines approved by the Board. These investments are in conservative money market instruments that bear and carry a low degree of risk. The objective of these investments is to preserve funds for future operations.

Cash Used in Operating Activities

Cash used in operating activities was $865,691 for the twelve months ended December 31, 2006.

Cash Used in Investing Activities

The Company used $994,691 of cash in investing activities during the twelve months months ended December 31, 2006. Cash used in investing activities included the acquisition of $52,090 of property and equipment and $942,601 of mineral property costs in connection with the Company’s Point Leamington Property and recently acquired properties in southwest Pacific.

Financing Activities

The Company closed a non-brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. until January 12, 2008 at a price of $1.00 per share.

Liquidity and Solvency

The Company’s ability to conduct operations, including the acquisition, exploration and development of mineral properties, is contingent upon its ability to raise funds, primarily from equity sources.

The Company currently has 48,112,916 common shares issued and outstanding. As at December 31, 2006, outstanding options and warrants of TLC Ventures Corp. represent a total of 9,640,000 common shares issuable for proceeds of $6,545,000, if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders and the Company has no indication that any or all of these options and warrants will be exercised.

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

Business Risks

Success depends upon a number of factors, many of which are beyond the Company’s control. Typical risk factors and uncertainties include variation in metal prices, environmental regulations and changes in legislation and competition.

The Company has no history of profitable operations and its present business is at an early stage. As a result the Company is subject to many risks common to such enterprises, including limitations with respect to personnel, financial and other resources and the lack of revenues.

The Company may require additional funds to further explore and develop its properties and raising such funds will cause dilution to current shareholders. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Exploration and Development

Resource exploration and development is a speculative business. It is characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The mining and exploration business involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metal Prices

Factors beyond the control of the Company affect the price and marketability of gold and other metals. Metal prices have fluctuated widely, particularly in recent years and are affected by numerous factors including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors on the Company’s future prospects cannot accurately be predicted.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Environmental Regulations, Permits and Licenses

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. Environmental legislation is evolving in a direction of stricter standards, and enforcement, and higher fines and penalties for non-compliance. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. TLC intends to fully comply with all environmental regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Competition and Agreements with Other Parties

The mining industry is intensely competitive in all its phases. The Company competes with other companies that have greater financial resources and technical facilities. Competition could adversely affect the Company’s ability to acquire suitable properties or prospects in the future.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, the Company will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of the Company’s directors, disclose his or her interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of the Company are required to act honestly, in good faith and in the best interests of shareholders.

Special Note Regarding Forward Looking Statements:

Certain statements in this document constitute “forward looking statements”. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: risks inherent in mineral exploration; risks associated with development, construction and mining operations; restrictions on foreign ownership; uncertainties relating to carrying on business in foreign countries; the Company’s history of operating losses and uncertainty of future profitability; uncertainty of access to additional capital; environmental liability claims and insurance; and dependence on joint venture partners.